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                                                                EXHIBIT 90


                             [PENNZOIL LETTERHEAD]



FOR IMMEDIATE RELEASE


Contacts:
Robert Harper                                   Joele Frank/Brian Faw
Corporate Communications                        Abernathy MacGregor Group
713/546-8536                                    212/371-5999


               PENNZOIL BOARD REJECTS UPR'S REVISED TENDER OFFER


Houston, TX, October 14, 1997 -- The Board of Directors of Pennzoil Company (NYSE: PZL) today unanimously voted to recommend that Pennzoil shareholders reject Union Pacific Resources Group Inc.'s (NYSE: UPR) revised hostile tender offer.

James L. Pate, Chairman and Chief Executive Officer of Pennzoil, said, "After a thorough review, Pennzoil's Board unanimously concluded that UPR's offer is inadequate and not in the best interests of Pennzoil and its shareholders. Our track record over the last two years demonstrates that Pennzoil's turnaround is well underway, as UPR itself has acknowledged. UPR's attempt to acquire Pennzoil at this low valuation would rob Pennzoil shareholders of the full benefits to which they are entitled from the programs and projects already in place."

In its recommendation to Pennzoil shareholders, the Board cited, among other things:

o The opinions of Pennzoil's financial advisors, Lehman Brothers Inc., Evercore Group Inc., and J.P. Morgan Securities Inc., that the revised UPR proposal is inadequate. The Board believes that the offer does not reflect the fair value of Pennzoil, and that Pennzoil's continued pursuit of the projects and programs now underway will produce far greater value for Pennzoil shareholders than UPR's proposal.

o Pennzoil's consistently strong recent performance is solid evidence of Pennzoil's turnaround. Pennzoil's record of progress and continued improvement is unambiguous. Pennzoil has had seven consecutive quarters of year-on-year recurring earnings improvement through the second quarter of 1997, with recurring earnings up 118% to $2.04 per share, in the first half of 1997. Earnings are on track to continue this trend through the third quarter, as well. Pennzoil's cash flow has increased significantly, from $6.49 per share in 1995, to $9.31 per share in 1996, and is expected to exceed $12.00 per share in 1997.


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o  Pennzoil delivered a total return of 42% to its stockholders --
   outperforming the E&P sector and more than doubling UPR's total return to stockholders -- from October, 1995 through June 20, 1997 (the last day of trading before the initiation of UPR's hostile tender offer). Pennzoil's stock rose 5.5%, while UPR's was down more than 9.1%, from the beginning of 1997 through June 20.

o Stocks in the E&P sector have risen significantly since June, 1997, when the UPR tender offer was announced. Even though Pennzoil outperformed the E&P sector from October, 1995 to June, 1997, assuming that, since June, Pennzoil had only performed in line with the E&P sector, its stock would have increased by 20% or more, constituting a significant portion of the so-called "premium" being offered by UPR.

o Pennzoil's recently completed refinery projects are already generating an expected $1 per share of cash flow in 1997 and even more is anticipated in 1998 and beyond. Pennzoil has cut G&A by $80 million since 1995, and reduced per barrel operating costs at the oil and gas segment by 17% since 1994.

o UPR's confidential planning documents show that it was well aware of the likelihood that Pennzoil's stock would be rising to reflect its improved performance. Indeed, UPR chose to advance its planned tender offer by several months to take advantage of this anticipated increase.

o Pennzoil has built a high potential, worldwide oil and gas portfolio in prolific hydrocarbon producing basins, like the U.S. Gulf of Mexico, Qatar, the Caspian Sea, Egypt, Venezuela and Australia. The enormous value of this portfolio -- a portfolio that will substantially increase the company's proved reserves and create significant shareholder value -- is just beginning to be tapped. This portfolio includes: in the Caspian Sea, a 4.8% carried interest in the giant Azeri-Chirag-Gunashli project, where there are estimated recoverable reserves of at least 4.7 billion barrels of oil, as well as a 30% interest in the Karabakh project; in Egypt, five prospective concessions covering 9.2 million acres in hydrocarbon charged basins; in Qatar, Block 8, where drilling is underway on the second of four exploration wells; in Venezuela, three producing blocks in one of the most exciting oil producing regions in the world; in Australia, a promising exploration project has begun drilling in the Whicher Range, south of Perth, where Pennzoil has a 44% working interest; and in the U.S. Gulf of Mexico, Pennzoil continues to be one of the most active drillers in one of the most prolific areas in the U.S. to explore for and produce crude oil and natural gas.

o Based on these and other factors, Pennzoil's Board concluded that the $84 per share offer was inadequate, and well below a realistic valuation of Pennzoil. UPR's internal documents reveal that Smith Barney, UPR's financial adviser, similarly arrived at valuations for Pennzoil well above $84 per share.


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o  UPR's claim that it would share Pennzoil's successful international E&P operations with Pennzoil shareholders as part of some undefined security is a true "red-herring," lacks substance and detail, and is impossible to evaluate.

o UPR has not obtained the financing for its proposed acquisition of Pennzoil, and therefore its willingness and ability to finance this significant all-cash transaction is still in doubt. UPR's refusal to pay the fees that are necessary to secure financing raises questions about the seriousness of its offer.

Pennzoil Company explores for and produces crude oil and natural gas, manufacturers and markets premium quality lubricants, including America's top selling motor oil, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.


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